Pruco Life Insurance Company of New Jersey            Jordan K. Thomsen
Vice President and Corporate Counsel

Pruco Life Insurance Company of New Jersey
213 Washington Street
Newark, NJ 07102-2992
(973) 802-4193 fax: (973) 802-9560

April 12, 2018

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Pruco Life of New Jersey Variable Contract Real Property Account
       Withdrawal of Registration Statement on Form S-1/A
       Filed March 29, 2018
       Registration No. 333-202194

Ladies and Gentlemen:

On behalf of Pruco Life Insurance Company of New Jersey (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error. On March 29, 2018, the Company filed with the SEC via EDGAR Pre-Effective Amendment No. 1 to Form S-1/A (File No. 333-202194) under form type S-1/A (accession number 0000829114-18-000010). Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Company hereby withdraws such S-1/A filing. The Company refiled Post-Effective Amendment No. 1 to Form S-1/A under file number 333-223076 on April 12, 2018.

Should you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (973) 802-4193.

Sincerely,

/s/ Jordan K. Thomsen
Jordan K. Thomsen
Pruco Life Insurance Company of New Jersey